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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)


                               -----------------


                           HAWKER PACIFIC AEROSPACE
                           (Name of Subject Company)


                           HAWKER PACIFIC AEROSPACE
                       (Name of Person Filing Statement)

                               -----------------


                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  420123 10 1
                     (Cusip Number of Class of Securities)

                               -----------------

                               James R. Bennett
                     Chief Financial Officer and Secretary
                           Hawker Pacific Aerospace
                               11240 Sherman Way
                             Sun Valley, CA 91352
                                (818) 765-6201
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications On Behalf of the Person Filing Statement)

                               -----------------

                                With a Copy to:

                               K.C. Schaaf, Esq.
                            Michael E. Flynn, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite 1600
                        Newport Beach, California 92660
                                (949) 725-4000

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 1 (this "Amendment") amends and restates in its entirety the Solicitation/Recommendation Statement under cover of Schedule 14D-9 initially filed by Hawker Pacific Aerospace, a California corporation, with the Securities and Exchange Commission on March 11, 2002.




Item 1.  Subject Company Information.

   The name of the subject company is Hawker Pacific Aerospace, a California corporation (the "Company"). The address of the principal executive offices of the Company is 11240 Sherman Way, Sun Valley, California 91352. The telephone number of the Company at its principal executive offices is (818) 765-6201.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, no par value, of the Company (the "Common Stock"). As of March 5, 2002, there were 10,196,257 shares of Common Stock outstanding, and an additional 690,122 shares of Common Stock were then issuable upon exercise of other securities, including 342,406 shares of Common Stock issuable upon exercise of then outstanding options to purchase Common Stock and 347,716 shares of Common Stock issuable upon exercise of then outstanding warrants to purchase Common Stock.

   Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Lufthansa Technik"), has stated that it beneficially owns 7,451,357 shares, constituting a 72.7% beneficial ownership in the Company on a fully-diluted basis. As used herein, "fully-diluted basis" takes into account the conversion or exercise of all outstanding options and other rights and securities exercisable or convertible into Common Stock with exercise or conversion prices of less than $3.25 per share. The balance of those outstanding and issuable shares of Common Stock (i.e., the shares not beneficially owned by Lufthansa Technik), are referred to in this Statement as the "Shares."

Item 2.  Identity and Background of Filing Person.

   The Company is both the subject company and the filing person. The Company's name, business address and business telephone number are set forth in Item 1 above.


   This Statement relates to a tender offer by LHT Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lufthansa Technik (the "Purchaser"), to purchase all of the Shares, at a purchase price of $3.25 per Share (the "Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 11, 2002, as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 filed on behalf of the Purchaser and Parent on April 2, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on behalf of the Purchaser and Parent on March 11, 2002 (which, as amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3 filed on behalf of the Purchaser and Parent on April 2, 2002.



   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) to this Statement. Lufthansa Technik and the Purchaser have explained, in the Offer, and the Merger Agreement provides, that the Purchaser will not purchase any Shares in the Offer unless such number of tendered Shares, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company on a fully-diluted basis. In order to satisfy the foregoing minimum tender condition, approximately 1,767,574 of the Shares must be tendered and not withdrawn prior to the expiration of the Offer. The Offer is also subject to other conditions, all of which, including the minimum tender condition described above, are waivable by the Purchaser.


                                      1

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   Lufthansa Technik and the Purchaser have also explained, in the Offer, and the Merger Agreement provides, that if the Purchaser purchases Shares in the Offer such that the number of Shares purchased, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company, then Lufthansa Technik intends to effect a short-form merger of the Purchaser with the Company (the "Merger") in accordance with the California General Corporation Law (the "CGCL"). In the Merger, each Share not then held by Lufthansa Technik or the Purchaser (other than Shares held by persons who properly perfect appraisal rights under California law) would be exchanged for the same consideration received for each Share in the Offer. If the Merger is completed, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Lufthansa Technik.


   Upon completion of the Offer and the Merger, Lufthansa Technik and the Purchaser intend to cause the Company to file an application to withdraw the Common Stock from listing on the Nasdaq National Market, to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to file a Form 15 with the Securities and Exchange Commission to suspend the Company's obligation to file reports under the Exchange Act.


   The Schedule TO-T/13E-3 states that the principal executive offices of the Purchaser are located at 6501 East Apache, Suite 206, Tulsa, Oklahoma 74115, that the principal executive offices of Lufthansa Technik are located at Weg beim Jager 193, D-22335 Hamburg, Germany, and that Lufthansa Technik is controlled by Deutsche Lufthansa AG, a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Von-Galenz-Str. 2-6, 50679 Cologne, Germany.


Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   Except as described in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated into this Statement by reference, to the Company's knowledge as of the date of this Statement, there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) any of the Company's executive officers, directors or affiliates or (2) Lufthansa Technik or any of Lufthansa Technik's executive officers, directors or affiliates.

  The Merger Agreement


   The summary of the Merger Agreement and the description of the conditions of the Offer, contained in Section 18 and 19, respectively, of the Offer to Purchase, are incorporated herein by this reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.


  The Confidentiality Agreement

   The Company and Lufthansa Technik entered into an Agreement for Non-Use and Non-Disclosure of Confidential Information dated as of March 4, 2002 (the "Confidentiality Agreement"), pursuant to which Lufthansa Technik agreed to maintain the confidentiality of information it received in connection with its due diligence review of the Company. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement.

  Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates

   Certain agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under these captions: "Election of Directors," "Executive Officers," "Compensation of Directors and Executive Officers," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Relationships and Related Transactions." These portions of the proxy are filed as part of Exhibit (e)(4) to this Statement and are incorporated herein by this reference. See also the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 under Note 8 (Stock Option
Plan) to the audited consolidated financial statements of the Company. This note is filed as part of Exhibit (e)(3) to this Statement and incorporated herein by this reference.

  Certain Arrangements between the Company and Lufthansa Technik


   Lufthansa Technik has stated that it beneficially owns 7,451,357 shares of the outstanding and currently issuable shares of Common Stock of the Company, constituting a 72.7% beneficial ownership in the Company on a fully-diluted basis as of March 5, 2002. The transactions and arrangements pursuant to which Lufthansa Technik acquired such beneficial ownership are described in Section 1 of the Offer to Purchase, and such description is incorporated herein by this reference. Such description is also included by Lufthansa Technik in its statement on Schedule 13D, as amended, under the caption: "Item 5. Interest in Securities of the Issuer."


   In connection with Lufthansa Technik's initial purchase of outstanding shares of Common Stock in the Company on September 20, 2000, the Company and certain management shareholders entered into various agreements and arrangements with Lufthansa Technik, including a voting agreement granting Lufthansa Technik the right to appoint three of the seven members of the Board of Directors of the Company (the "Board"). Since September 2000, the Company has entered into several additional agreements and arrangements with Lufthansa Technik, including purchases of the preferred stock of the Company, no par value (the "Preferred Stock"), conversions of shares of Preferred Stock and debt into shares of Common Stock, debt financings and loans, loan guarantees and a revolving line of credit.


   Certain of these and other agreements and arrangements between the Company and Lufthansa Technik are described in Section 1 of the Offer to Purchase, which descriptions are incorporated herein by this reference. Also see the discussion in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 under these captions: "Item 1. Business," "Item 5. Market for Registrant's Common Equity and Related Shareholder Matters," and Note 7 (Related Party Transactions), Note 10 (Redeemable Preferred Stock) and Note 14 (Subsequent Events) to the audited consolidated financial statements of the Company. Portions of these items and notes are filed as part of Exhibit (e)(3) to this Statement and incorporated herein by this reference.


   Also see the discussion in (i) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 under the caption "Part II-Item
2. Changes in Securities and Use of Proceeds," and Note 3 (Related Party Transactions) to the unaudited condensed consolidated financial statements;
(ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 under Note 3 (Related Party Transactions) and Note 6 (Subsequent Events) to the unaudited condensed consolidated financial statements; and (iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 under the caption "Part II-Item 4. Submission of Matters to a Vote of Security Holders," and Note 3 (Note Payable to Related Party) and
Note 7 (Subsequent Events) to the unaudited condensed consolidated financial statements. Portions of these items and notes from each of these three quarterly reports are filed as part of Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7), respectively, to this Statement and incorporated herein by this reference.

   Also see the discussion in the Company's Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under these captions: "Election of Directors," "Approval of the Warrant to Lufthansa Technik AG," "Approval of Proposed Issuance to LHT of 35,582 Dividend Shares," "Executive Officers," "Compensation of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Relationships and Related Transactions." These portions of the proxy are filed as part of Exhibit (e)(4) to this Statement and are incorporated herein by this reference. The results of the shareholder vote with respect to the matters set forth in the proxy are described in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 under the caption "Part II-Item 4. Submission of Matters to a Vote of Security Holders." Portions of this item are filed as part of Exhibit (e)(7) to this Statement and incorporated herein by this reference.

  Lufthansa Technik's Relationships with the Company's Directors

   In reviewing the balance of this Statement, shareholders should know that certain members of the Company's management and the Board have relationships with Lufthansa Technik that may present actual or potential conflicts of interest in that such members may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally.

   As of March 3, 2002, the Board had seven members: Richard Fortner, August Wilhelm Henningsen, Mellon C. Baird, Dr. Peter Jansen, Joel F. McIntyre, Laurans A. Mendelson and James C. Stoecker. Mr. Baird died on March 4, 2002. A successor has not been appointed as of March 11, 2002.


   Certain biographical information with respect to the members of the Board is contained in Schedule II to the Offer to Purchase, and incorporated herein by this reference. For additional biographical information, see also the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under the caption "Election of Directors." This portion of the proxy is filed as part of Exhibit (e)(4) to this Statement and is incorporated herein by this reference; provided, however, that the information contained in Schedule II to the Offer to Purchase is more current and shall supersede the corresponding information in the proxy for purposes of incorporation by reference in this Statement.



   Messrs. Henningsen, Jansen and Stoecker were nominated by Lufthansa Technik pursuant to its right to nominate three members to the Board and, additionally, each of these three individuals has an existing employment relationship with Lufthansa Technik or one of its affiliates. Messrs. Henningsen and Jansen are members of Lufthansa Technik's executive board. See the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under the caption "Election of Directors" for a more detailed description of these members' relationship with Lufthansa Technik. This portion of the proxy is filed as part of Exhibit (e)(4) to this Statement and is incorporated herein by this reference.


   Mr. Mendelson is President, Chief Executive Officer and Chairman of the Board of HEICO Corporation. Lufthansa Technik owns an approximate 20% interest in one of HEICO Corporation's two major subsidiaries, HEICO Aerospace, and has the right to elect two members out of seven to the subsidiary's board of directors. Lufthansa Technik is also a customer of the subsidiary.

   Mr. Fortner has no present relationship with Lufthansa Technik, but it is expected that he will be employed by the Company in its operations after the consummation of the Merger. The Company is not aware of any present agreements, arrangements or understandings between Mr. Fortner and Lufthansa Technik in connection with any such employment.


   The Board considered carefully the actual and potential conflicts of interest of certain of its members before establishing a special committee of independent directors (the "Special Committee"), initially comprised of Messrs. Baird, McIntyre and Mendelson, to consider any proposed offer which Lufthansa Technik might make for the Shares. (See Item 4 of this Statement for a description of the proposed offer). The Board concluded that Messrs. Henningsen, Jansen and Stoecker may have actual or potential conflicts in considering the transactions contemplated by the Merger Agreement as a result of their relationships with Lufthansa Technik. With respect to Mr. Fortner, the Board did not identify any actual or potential conflicts, but determined that Mr. Fortner should not serve on the Special Committee because of his role as an officer of the Company, since the Company is owned and controlled by Lufthansa Technik. On the other hand, the Board concluded that Messrs. Baird, McIntyre and Mendelson were independent and did not have any such actual or potential conflicts. In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Board authorized compensation to members of the Special Committee. (See Item 5 of this Statement for a description of the compensation).



   The Board specifically considered the facts surrounding Mr. Mendelson's connection with Lufthansa Technik and determined that Mr. Mendelson is independent for the following reasons. First, no employment relationship exists between Mr. Mendelson and Lufthansa Technik or between Mr. Mendelson and the Company. Second, Lufthansa Technik's 20% ownership interest is in a subsidiary rather than the actual company of which Mr. Mendelson is President, Chief Executive Officer, Chairman and a 17% shareholder. Third, Lufthansa Technik does not control the subsidiary. Lufthansa Technik's 20% ownership interest is not controlling because the remaining 80% of the subsidiary is held by the subsidiary's parent, HEICO Corporation. Lufthansa Technik also does not have control arising from its right to elect only two of the seven members of the subsidiary's board. Finally, although Lufthansa Technik is a customer of the subsidiary, Lufthansa Technik does not account for 10% or more of the subsidiary's net sales during the last three fiscal years. Therefore, based on the above-described factors, the board determined that Lufthansa Technik did not control, was not controlled by and was not under common control with, directly or indirectly, the subsidiary, HEICO Aerospace Holdings Corp., the parent, HEICO Corporation, or Mr. Mendelson.

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  Effects of the Offer and the Merger under Company Stock Plans.


   The summary of the treatment of stock options under the Merger Agreement contained in Section 10 of the Offer to Purchase is incorporated herein by this reference. Such summary and the following summary in this paragraph are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. The Merger Agreement contemplates having the Company accelerate all unvested options immediately following execution of the Merger Agreement and permitting the holders of options with exercise prices per share less than the Offer Price to exercise their options on a conditional basis. The exercise is conditioned on the Purchaser actually purchasing the Shares pursuant to the Offer. The exercise of options with exercise prices per share less than the Offer Price will also be on a "cashless" basis. If the Shares are purchased, each holder of such an option will receive consideration for tendered option Shares equal to the difference between the Offer Price and the exercise price per share. If the Shares are not purchased, the option will be deemed to have not been exercised.


  Effect of Merger on Directors and Officers of the Company


   The summary of the effect of the Merger on directors and officers of the Company contained in Sections 4 and 18 of the Offer to Purchase is incorporated herein by this reference. Such summary and the following summary in this paragraph are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. If the Merger is effected, the directors and officers of the Company at the effective time of the Merger shall remain as directors and officers of the Company until their successors shall have been duly elected or qualified or until their earlier death, resignation or removal in accordance with the CGCL and the articles of incorporation and bylaws of the Company. Lufthansa Technik has indicated that it plans to conduct a detailed review of the Company after consummation of the Merger to determine what, if any, changes to the current officers and directors of the Company would be desirable. Presently, however, neither the Company nor its executive officers or directors have entered into any agreement, arrangement or understanding with Lufthansa Technik regarding the continuation or termination of their service as officers and directors following the consummation of the Merger.


  Indemnification and Related Arrangements

   The Merger Agreement provides that for six years after the effective time of the Merger, Lufthansa Technik and the Company (as constituted after the Merger) will not amend, repeal or otherwise modify the Company's articles of incorporation or bylaws so as to adversely affect the rights of the former officers and directors of the Company in respect of indemnification and exculpation from liability for acts or omissions occurring prior to the effective time of the Merger, provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. For a period of four years after the effective time of the Merger, Lufthansa Technik will use its commercially reasonable best efforts to provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the effective time of the Merger on terms with respect to coverage and amount no less favorable than those of the policy then in effect, provided that Lufthansa Technik may instead purchase a three-year extended reporting period endorsement under Lufthansa Technik's directors' and liability insurance coverage, and in no event shall Lufthansa Technik be obligated to pay premiums in excess of 150% of the amount per annum that the Company paid in the fiscal year ended December 31, 2001. If Lufthansa Technik does not cause to be maintained such directors' and officers' insurance policies, then, for a period of four years after the effective time of the Merger, Lufthansa Technik unconditionally and irrevocably guarantees and promises to perform and to pay on demand, as and when the same shall become due, all of the statutory, articles of incorporation and bylaws indemnification obligations to the former officers and directors of the Company for acts or omissions occurring prior to the effective time of the Merger.

   The foregoing summary of indemnification and related arrangements between Lufthansa Technik and the Company is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

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Item 4.  The Solicitation or Recommendation.

  (a) Recommendation of the Board.


   For the reasons set forth below, at a meeting held on March 7, 2002, at the recommendation of the Special Committee, the Board, (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Mr. Stoecker did not attend that portion of the meeting during which the Board considered and voted on the proposed Merger Agreement, Offer and Merger, and he did not approve or ratify or make any determination at the time of the meeting or at any other time regarding the proposed Merger Agreement, Offer or Merger in his capacity as a director of the Company. Mr. Mendelson participated by telephone. Accordingly, the Board recommends that holders of the Shares tender their Shares pursuant to the Offer.


   In evaluating the Merger Agreement, the Offer and the Merger, the Board and the Special Committee relied upon their knowledge of the business, financial condition and the prospects of the Company as well s the advice of financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Merger Agreement, the Offer and the Merger, the Board and the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.

   The balance of this Item 4 summarizes events that led to the Offer, the information and factors considered and given weight by the Board and the Special Committee in making their recommendation to accept the Offer, and the Special Committee's discussions with its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), relating to Houlihan Lokey's written opinion regarding the fairness of the Offer Price.

  (b)(i) Background of the Offer; Contacts with Lufthansa Technik

   Set forth below is a summary of certain events that led to the Offer.

   Beginning on September 20, 2000, the Company entered into a series of transactions with Lufthansa Technik, as a result of which Lufthansa Technik has acquired its 72.7% controlling interest in the Company on a fully-diluted basis. A description of those transactions is referenced above under Item 3 "--Certain Arrangements between the Company and Lufthansa Technik."

   In December 2000, the Company received notification from Nasdaq that the Company's net tangible assets were below the $4,000,000 net tangible assets maintenance standard required to remain listed on the Nasdaq National Market.

   In early 2001, Lufthansa Technik voluntarily converted all of its shares of Preferred Stock in the Company into shares of Common Stock, which increased the Company's net tangible assets by over $3,000,000. In addition, Lufthansa Technik agreed to convert into Common Stock $9,800,000 of debt and accrued interest owed to it by the Company. The Board approved the conversion, which increased the Company's net tangible assets to an amount above the Nasdaq maintenance requirement.

   On August 28, 2001, the Company received notification from Nasdaq that the Company's net tangible assets and shareholders' equity were below the $4,000,000 and $10,000,000 respective maintenance standards required to remain listed on the Nasdaq National Market.

   On September 24, 2001, the Board created a special committee (the "Nasdaq Special Committee") composed of Messrs. Baird, McIntyre and Mendelson to study issues related to the impact of the Common Stock being delisted and the actions that the Company should take, if any, to preserve its listing.

   On September 27, 2001 the Nasdaq issued a moratorium on its minimum bid price and minimum market price value of public float maintenance standards that expired on January 2, 2002.

   On January 29, 2002, the Nasdaq Special Committee reported to the full Board that no viable solution existed solely within the control of the Company for the Company to preserve its listing on the Nasdaq National Market.

   On January 31, 2001, representatives of Lufthansa Technik and a representative of the financial advisor to Lufthansa Technik met with attorneys from Wilmer, Cutler & Pickering, legal counsel to Lufthansa Technik and the Purchaser, to discuss a possible all-cash tender offer for the Shares. At that meeting, the participants decided to meet with the independent members of the Board to discuss Lufthansa Technik's proposed transaction. In addition, the participants at the meeting discussed the possibility of Lufthansa Technik's entering into privately negotiated transactions with certain holders of large blocks of Shares in advance of a possible future tender offer. The participants determined that representatives of Lufthansa Technik would have discussions with certain of these holders about purchasing their Shares.


   On February 6, 2002, representatives of Lufthansa Technik contacted Mr. Bennett, Chief Financial Officer of the Company, about setting up a date, time and place to meet with representatives of the Company to discuss the idea of a possible tender offer for the Shares.



   On February 13, 2002, representatives of Lufthansa Technik, a representative of the financial advisor to Lufthansa Technik and attorneys from Wilmer, Cutler & Pickering, met with Mr. McIntyre, a member of the Board, Mr. Fortner, Chief Executive Officer of the Company and Mr. Bennett. Messrs. Mendelson and Baird, both then members of the Board, also participated by telephone and videoconference, respectively. At the meeting, Lufthansa Technik indicated verbally its willingness to commence an all-cash tender offer for the Shares.


   On February 15, 2002, the Company received a letter from Nasdaq stating that for the previous thirty consecutive trading days the share price of the Common Stock was below the $3.00 minimum bid per share and the market value of publicly held shares was below the $15,000,000 minimum required for continued listing on the Nasdaq National Market. The letter also informed the Company that it had 90 calendar days to comply with the $3.00 minimum bid per share and the $15,000,000 minimum market value of publicly held shares requirements.

   On February 15, 2002, Dr. Gerald Gallus and Wolfgang Warburg, on behalf of Lufthansa Technik, sent a letter to the Board expressing its contemplation of commencing an all-cash tender offer for the Shares in early March 2002 at a premium to then current market price, possibly ranging from $2.90 to $3.25 per Share and its hope to have the Board support Lufthansa Technik in its offer. Lufthansa Technik also stated, in the letter, that its offer would be conditioned on the tender of a number of Shares sufficient to increase Lufthansa Technik's ownership in the Company to at least 90%. In such case, Lufthansa Technik indicated that it might proceed with a "short-form" merger of the Company with a subsidiary of Lufthansa Technik. (Short-form mergers do not require shareholder vote. Under California law, a short-form merger can be effected once the direct or indirect acquirer holds at least 90% of the outstanding stock of the company to be acquired).

   On February 15, 2002, the full Board held a special telephonic meeting during which the directors discussed Lufthansa Technik's written notification of its contemplation of a possible tender offer. The Board voted to appoint the Special Committee to consider and respond to the expected proposal. The Board appointed Messrs. McIntyre, Baird and Mendelson to serve as members of the Special Committee and Mr. McIntyre to chair the Special Committee. (Mr. Baird served as a member of the Special Committee until his death on March 4, 2002. Thereafter, the Special Committee consisted of Messrs. Mendelson and McIntyre).

   On February 15, 2002, the Special Committee held a telephonic meeting. The members decided to submit a memorandum to the full Board regarding the procedures to be followed in considering Lufthansa Technik's proposal.

   On February 15, 2002, the Special Committee held a telephonic meeting and appointed Stradling Yocca Carlson & Rauth, as independent legal counsel for the Special Committee. In a memorandum dated February 17, 2002 from Stradling Yocca Carlson & Rauth, legal counsel to the Special Committee reviewed at length the directors' fiduciary duties regarding the evaluation of any proposal from Lufthansa Technik and the Purchaser and consideration of any alternatives to any proposed offer.

   On February 19, 2002, the Special Committee submitted the memorandum on procedures to be followed in connection with Lufthansa Technik's proposal to the Board.

   On February 20, 2002, the Board held a telephonic meeting. At the meeting, the Board discussed and voted to approve the procedures. The Board authorized the Special Committee to, among other things, appoint independent legal counsel and a financial advisor to the Special Committee. In addition, the Board authorized the Special Committee to evaluate, negotiate, finalize and approve, in its sole judgment, Lufthansa Technik and the Purchaser's offer (if and when made).

   On February 25, 2002, Lufthansa Technik filed a Schedule 13D/A with the Securities and Exchange Commission and issued a press release announcing that it had completed purchases of 715,530 shares of Common Stock in privately negotiated transactions from two institutional accounts and an individual investor at a price per share of $3.25, and that it was contemplating commencing in March 2002 a cash tender for the Shares, possibly at a price per Share in the range of $2.90 to $3.25.

   From February 15, 2002 until March 6, 2002, legal advisors for Lufthansa Technik and the Purchaser conducted due diligence on the Company. On February 26, 2002, attorneys from Wilmer, Cutler & Pickering, legal counsel to Lufthansa Technik and the Purchaser, delivered a draft Merger Agreement and Offer to Purchase to attorneys from Stradling Yocca Carlson & Rauth, legal counsel to the Special Committee. On February 28 and March 1, 2002, legal counsel for Lufthansa Technik and the Purchaser and legal counsel for the Special Committee met at the Newport Beach, California offices of Stradling Yocca Carlson & Rauth and engaged in extensive negotiations over the terms of the draft Merger Agreement and Offer to Purchase, including, among other things, conditions to Lufthansa Technik and the Purchaser's obligations to consummate the purchase of Shares in the Offer, the termination and termination fee provisions, restrictions on the ability of the Company to consider alternative transactions (i.e., "no-shop" and non-solicitation provisions), participation of Lufthansa Technik's designated members of the Board in any decision, the termination or waiver of the Company's Rights Agreement as to any third-party proposals for alternative transactions, the scope of the representations and warranties of the Company and the treatment of options. The meeting also included discussions on the Confidentiality Agreement.

   From February 18, 2002 until February 28, 2002, the Special Committee solicited and collected recommendations for a financial advisor for the Special Committee. On February 20, 2002, the chairman of the Special Committee, Mr. McIntyre, held a series of telephonic discussions with other members of the Special Committee and the Special Committee's legal counsel regarding the engagement of a financial advisor. The Special Committee determined to seek written proposals from each of four different investment banking firms to act as financial advisor to the Special Committee. After receipt of the written proposals from each of the investment banking firms, the Special Committee held a telephonic meeting to discuss each of the proposals. The Special Committee considered several candidates based on credentials, experience, independence and fees they proposed to charge the Company. During this meeting, the Special Committee determined to engage Houlihan Lokey as its independent financial advisor to consider Lufthansa Technik's expected proposal. On March 1, 2002, the Special Committee signed an engagement letter with Houlihan Lokey.

   On March 1, 2002, Lufthansa Technik formed the Purchaser as a corporation under the laws of Delaware. Lufthansa Technik is its sole shareholder. Knut Wisniewski is the sole director of the Purchaser and the President and Secretary of the Purchaser.

   On March 4, 2002, Lufthansa Technik executed and delivered to the Company the Confidentiality Agreement.

   On March 4, 2002, Dr. Gallus and Mr. Warburg, on behalf of Lufthansa Technik, sent a letter to the Special Committee confirming Lufthansa Technik's intent to commence an all-cash tender offer for the Shares at a price of $3.25 per Share. Lufthansa Technik indicated that the Offered Price reflected a premium to the market price immediately prior to its public disclosure of its recent privately negotiated purchases of Common Stock at $3.25 per share. Lufthansa Technik also reaffirmed its prior statement (made in its February 15, 2002 letter) that its offer would be conditioned on the tender of a number of Shares sufficient to increase Lufthansa Technik's ownership in the Company to at least 90%. In such case, Lufthansa Technik indicated that it might proceed with a short-form merger of the Company with a subsidiary of Lufthansa Technik.

   On March 4, 2002, in response to Lufthansa Technik's letter of March 4, 2002, the Special Committee requested Houlihan Lokey to continue its financial analysis and to assist the Special Committee in analyzing the fairness from a financial point of view of the proposed $3.25 Offer Price to the unaffiliated minority shareholders of the Company.

   On March 6, 2002, Lufthansa Technik and the Purchaser retained D.F. King & Co., as Information Agent and the U.S. Stock Transfer Corporation, as Depositary.

   From March 1, 2002 until March 7, 2002, Houlihan Lokey conducted its financial analysis of the Company and the Offer Price.


   On March 7, 2002, the Special Committee held a meeting at the Company's offices in Sun Valley, California, to consider Lufthansa Technik's proposed offer with the advice of Stradling Yocca Carlson & Rauth and Houlihan Lokey, the Special Committee's legal counsel and financial advisor, respectively. Mr. Mendelson participated by telephone. Stradling Yocca Carlson & Rauth advised the members of their fiduciary duties and summarized the proposed terms of the Merger Agreement and related documents. Houlihan Lokey reviewed with the Special Committee its financial analysis of the $3.25 Offer Price and discussed its views with the Special Committee as to the fairness of the proposed $3.25 Offer Price. Houlihan Lokey furnished materials to the Board in connection with its presentation and analyses, copies of which materials are filed as Exhibit
(a)(15) to this Statement and incorporated herein by this reference. Houlihan Lokey then delivered to the Special Committee its written fairness opinion (a copy of which is attached as Annex A to this Statement), concluding that, based upon and subject to the matters described in the written opinion and as of the date thereof, the Offer Price was fair, from a financial point of view, to the common shareholders of the Company, other than Lufthansa Technik. The Special Committee members reflected on and discussed the views and conclusion of Houlihan Lokey. The Special Committee also reviewed the reasons for recommending approval of the proposed Merger Agreement, Offer and Merger. After much discussion, the Special Committee unanimously voted in favor of the proposed Merger Agreement, Offer and Merger and decided to recommend that the full Board approve the Merger Agreement, the Offer and the Merger.



   On March 7, 2002, following the meeting of the Special Committee, the Board held a meeting at the Company's offices in Sun Valley, California to consider and vote on the proposed Merger Agreement, Offer and Merger. Mr. Mendelson participated by telephone. Mr. Stoecker did not attend that portion of the meeting during which the Board considered and voted on the proposed Merger Agreement, Offer and Merger, and he did not approve or ratify or make any determination at the time of the meeting or at any other time regarding the proposed Merger Agreement, Offer or Merger in his capacity as a director of the Company. Also present were representatives from Stradling Yocca Carlson & Rauth, legal counsel for the Special Committee, and Houlihan Lokey, financial advisor for the Special Committee. At this meeting, Stradling Yocca Carlson & Rauth reviewed the fiduciary duties applicable to the Board and summarized the proposed terms of the Merger Agreement and related documents. Also at this meeting, Houlihan Lokey reviewed with the Board its financial analysis of the $3.25 Offer Price and discussed its views with the Board as to the fairness of the $3.25 Offer Price. Also during this meeting, the directors comprising the Special Committee informed the Board that the Special Committee had thoroughly considered the proposed Offer and Offer Price and that it believed the proposed Offer to be fair, from a financial point of view, to and in the best interests of the Company and its unaffiliated minority shareholders and that it, therefore, unanimously recommended that the Board approve the proposed Merger Agreement and Offer. The recommendation of the Special Committee was based in part on the written fairness opinion rendered by Houlihan Lokey as well as on the representations it had received from Lufthansa Technik that Lufthansa Technik will provide the Purchaser with sufficient and available funds to pay the consideration for all the Shares. Thereafter, the Board (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Lufthansa Technik, the Purchaser and the Company executed the Merger Agreement on March 7, 2002.

   The Company, Lufthansa Technik and the Purchaser issued a joint press release on March 8, 2002, publicly announcing the proposed tender offer.

  (ii) Reasons for the Recommendation of the Board and the Special Committee

   In reaching its determination to approve the Merger Agreement, the Offer and the Merger, and its recommendation described in paragraph (a) of this Item 4 that the unaffiliated minority shareholders accept the Offer, the Board and the Special Committee considered a number of factors, including the following:

   1. Role and Recommendation of the Special Committee. The Board considered the role of the Special Committee, the independence of its members and the Special Committee's recommendation in favor of the Merger Agreement, the Offer and the Merger. The Board considered the fact that the Special Committee had authority to evaluate and review the Merger Agreement, the Offer and the Merger.


   2. Houlihan Lokey's Analyses and Opinion. The Board and the Special Committee considered the analyses of Houlihan Lokey and Houlihan Lokey's written opinion delivered to the Special Committee that the Offer Price was fair, from a financial point of view, to the common shareholders of the Company, other than Lufthansa Technik. Houlihan Lokey performed a variety of financial and comparative analyses regarding the valuation of the Company and the Common Stock, including a discounted cash flow analysis of the projected cash flow of the Company; a comparison of financial performance and market valuation ratios of the Company with those of publicly traded companies Houlihan Lokey deemed relevant for purposes of its opinion; and an analysis of comparable transactions. For a more complete description of Houlihan Lokey's analyses and its written opinion, see Section 6 of the Offer to Purchase, incorporated herein by this reference. Copies of the materials furnished by Houlihan Lokey to the Board in connection with its presentation and analyses are filed as Exhibit (a)(15) to this Statement and incorporated herein by this reference. A copy of the written opinion rendered by Houlihan Lokey to the Special Committee, setting forth the procedures followed, the matters and the assumptions made by Houlihan Lokey in arriving at its opinion, is attached as Annex A to this Statement and incorporated here by reference. Shareholders are urged to read this opinion carefully and in its entirety.



   3. Market Price and Premium. The Board and the Special Committee considered the historical market prices of the Common Stock compared to the Offer Price. In considering the historical market prices of the Common Stock as compared to the Offer Price, the Board and the Special Committee relied upon and adopted as their own the Historical Stock Price Analysis of Houlihan Lokey. The Offer Price represents a 53.3% premium over the $2.12 closing price per share of the Common Stock on February 25, 2002, the day Lufthansa Technik publicly announced that it had completed privately negotiated purchases of Common Stock at a price per share of $3.25, and that it was contemplating commencing a cash tender for the Shares at a price per Share of $2.90 to $3.25. The Offer Price also represents a 48.4% premium, a 34.8% premium, a 33.0% premium and a 37.6% premium for the five-day average share price, the 10-day average share price, the 20-day average share price and the 30-day average share price, respectively. The Board and the Special Committee also considered the uncertainty with respect to the price at which the Company's Common Stock might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield $3.25 per Share.

   4. Operating Performance. The Board and the Special Committee considered the fact that for the past four years, the Company has had significant net losses. Its net loss available to shareholders was $20.7 million for the fiscal year ended December 31, 2000 and $5.8 million for the nine months ended September 30, 2001. The Board and the Special Committee also considered that, to a large degree, Lufthansa Technik has provided necessary working capital for the Company since September 2000. In addition, the Company's operations are heavily dependent on the Company's aviation-related customers. The events of September 11, 2001 exacerbated the cash flow problems at the Company, as the entire aviation industry experienced and continues to experience severe difficulties. As a result, the Company is unable to determine with certainty the potential impact on its future revenues and operating performance. The Company is also unable to provide assurance that Lufthansa Technik will continue in the future to provide necessary financial support to the Company. Currently, Lufthansa Technik has no obligation to provide any such financial support. The Board and the Special Committee considered the likelihood that the price shareholders would realize from the Offer is likely to be higher than the price the shareholders would otherwise realize in the short or medium term.

   5. Illiquidity of the Company's Common Stock. The Board and the Special Committee took into consideration the trading history of the Common Stock. Historically, the trading volume for the Common Stock has been low, resulting in an illiquid market for public shareholders, typical of smaller sized companies. The Board and the Special Committee believe that the liquidity that would result from the Offer would be beneficial to the Company's unaffiliated minority shareholders because Lufthansa Technik's significant ownership of Shares (1) results in a small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Lufthansa Technik.

   6. Possible Nasdaq Delisting. The Board and the Special Committee considered the strong likelihood that the Company would be unable to demonstrate compliance with the net tangible assets and shareholders' equity maintenance requirements and other requisite continued listing standards of the Nasdaq National Market and, as a result, would have its Shares delisted. The Board and the Special Committee also considered the difficulty of relisting previously delisted shares.

   7. Financial Ability to Consummate the Offer. The Board and the Special Committee considered the assurance provided by Lufthansa Technik representing that it will provide the Purchaser with sufficient and available funds to pay the consideration for all the Shares. In light of these representations and the lack of a financing condition, the Board and the Special Committee believed that it was very likely that the transaction would be completed on mutually agreeable terms.

   8. Timing of Completion. The Board and the Special Committee considered that the shareholders must find it appealing to be able to receive the consideration through a tender of their Shares in the Offer or in the Merger within a relatively short period of time.

   9. Limited Conditions. The Board and the Special Committee considered that the minimal conditions to the Offer and in particular the lack of a financing condition would increase the likelihood that the unaffiliated minority shareholders would receive the consideration.


   10. No Firm Offers. There have been no other offers by third parties to acquire the Company within the last two years with which to compare the Offer. The Board and the Special Committee do not believe that a third party solicited or unsolicited bid would be likely because of Lufthansa Technik's substantial beneficial ownership of the Company and the Company's substantial long-term debt. The Offer Price exceeds the book value per share of $0.07 at September 30, 2001.



   11. Other Valuation Measures. The Board and the Special Committee did not consider liquidation value to be a relevant or material measure for the Company but did consider going concern value to be a relevant and material measure for the Company, based on the Independent Valuation Analysis of Houlihan Lokey, which the Board and the Special Committee adopted as their own analysis.

   12. Risk of Future Financial Performance. The Board and the Special Committee considered that the Offer would shift the risk of the future financial performance, which is uncertain in the current market environment, from the unaffiliated minority shareholders of the Company to Lufthansa Technik and the Purchaser. In addition, the Offer would eliminate the exposure of the unaffiliated minority shareholders to any future decline in the price of the Shares.



   13. Negative Stock Market Conditions. The Offer Price is attractive based on negative stock market conditions for aviation-related and maintenance, repair and overhaul (MRO) stock prices. It cannot be predicted when the aviation and MRO markets will begin to improve. Given this unpredictability, the value of the Common Stock could continue to decline.



   14. Alternative Transactions. The Company has no viable third party alternatives to consider. It has received no inquiries or offers from third parties to acquire the Company within the last two years. It is unlikely that the Company would receive a solicited or unsolicited third party offer given the substantial ownership interest in the Company by Lufthansa Technik and the Company's substantial long-term debt. Since September 2000, the Company has had to rely on the financial support of Lufthansa Technik to provide it with necessary working capital and to meet the minimum listing requirements of the Nasdaq National Market. Given the absence of alternatives and the Company's difficult financial situation, the Special Committee believes that no alternative transaction could result in as much consideration for the shareholders as this transaction. The Special Committee determined that the prospect of the Company's shareholders receiving cash at this time in an Offer that represents a substantial premium to the trading price of the Common Stock before the public disclosure of Lufthansa Technik's privately negotiated purchases of Shares, is better than not accepting this transaction at this time. The Company's only realistic alternative to this transaction at this time is to continue its operations as an independent company. However, several key factors weigh against continuing as an independent public company, including
(1) the Special Committee's determination that there is no reasonable basis for asserting that the market for Shares will improve substantially at any time in the near future, (2) the poor financial results for the fourth quarter of 2001 and the fiscal year end for 2001 and the substantial long-term debt, (3) the lack of contractual obligation by Lufthansa Technik to provide financial support to the Company in the future, (4) the uncertainty in the aviation industry in which the Company operates and (5) the likelihood that the Company would be unable to meet the Nasdaq's maintenance standards for quotation of its Shares on the Nasdaq National Market. In that event, the Company would have its Shares delisted and would seek to terminate its reporting obligations under the Exchange Act.



   15. Ability to Pursue Alternative Transactions. The Board and the Special Committee considered that the Merger Agreement, as negotiated, does not contain any non-solicitation prohibitions and provides that Lufthansa Technik would cause its designated board members to abstain or vote with the other members of the Board in deciding whether to waive the applicability of the Company's shareholder rights plan to a third party's proposed transaction. The Merger also does not contain a traditional break-up fee, but does contain an expense reimbursement not to exceed $250,000 in the event of a termination of the Merger Agreement as a result of a superior proposal.



   16. Prior Purchases by Lufthansa Technik. The Board and the Special Committee considered that Lufthansa Technik purchased shares of Common Stock at purchase prices equal to or less than the Offer Price in three separate privately negotiated transactions, two with institutional funds and the third with a former executive officer and director of the Company. Lufthansa completed these purchases on February 25, 2002, and purchased a total of 715,530 shares of Common Stock at a price per share of $3.25. On March 16, 2001, Lufthansa Technik converted debt into Common Stock at a $3.13 per share price based on then current market price. On December 22, 2000, Lufthansa Technik converted its Preferred Stock at a $2.71 per share price based on then current market price. The Board and the Special Committee viewed these more recent purchases as more representative of current market prices for the Common Stock than purchases made by Lufthansa Technik in September 20, 2000 at purchase prices of $4.12 and $6.38 for 2,336,495 shares of Common Stock and 5,000 shares of Common Stock, respectively.

   The Board and the Special Committee also believe that the Offer and Merger are procedurally fair to the unaffiliated minority shareholders of the Company in light of the following factors:

   1. Special Committee. To avoid any potential conflict of interest of the Board because of Lufthansa Technik's substantial ownership interest in the Company and Lufthansa Technik's designated members on the Board, the Board established the Special Committee consisting of directors of the Company who are not officers or employees of the Company, the Purchaser or Lufthansa Technik and not directors of the Purchaser or Lufthansa Technik or otherwise affiliated with such officers, employees or directors. The Special Committee had sole and exclusive authority to negotiate the Merger Agreement, Offer and Merger.


   2. Approvals of Directors. At the recommendation of the Special Committee, the Board (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Mr. Stoecker did not attend that portion of the meeting during which the Board considered and voted on the proposed Merger Agreement, Offer and Merger, and he did not approve or ratify or make any determination at the time of the meeting or at any other time regarding the Proposed Merger Agreement, Offer or Merger in his capacity as a director of the Company.


   3. Individual Determination. Although the Offer and Merger are not structured to require formal approval of the majority of unaffiliated minority shareholders as a group, each shareholder of the Company can determine individually and without influence to tender Shares in the Offer. In addition, if the Purchaser's minimum tender condition (that the Shares tendered in the tender offer, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company on a fully-diluted basis) is satisfied, a substantial majority of the unaffiliated minority shareholders of the Company will have accepted the Offer and tendered their Shares.

   4. Potentially Reduced Costs. The Offer provides the opportunity for the unaffiliated minority shareholders of the Company to sell their Shares without incurring brokerage and other costs typically associated with market sales.

   5. Dissenter and Appraisal Rights. The unaffiliated minority shareholders of the Company who believe that the terms of the Offer and the Merger are not fair can pursue dissenter and appraisal rights in respect of the Merger under the CGCL.

   6. Independent Financial Advisor and Legal Counsel. The Special Committee had the benefit of advice from an independent financial advisor who reviewed and evaluated the Offer Price. In addition, the Special Committee retained independent legal counsel to assist it in performing its duties.

   In addition to the foregoing factors, which the Board of the Company and the Special Committee considered as supporting the Offer, they also considered the following countervailing factors:

   1. No Future Participation in the Company. The Board and the Special Committee considered the fact that when the Offer and the Merger are completed, the unaffiliated minority shareholders will no longer be shareholders of the Company and accordingly will not participate in any future earnings or growth of the Company.

   2. Possible Increase in Market Price of Shares. The Board and the Special Committee considered the possibility that, if the Offer is not completed, the Company's future share price could exceed the Offer Price or a future offer to acquire the Company for more than the Offer Price might materialize.

   3. Taxable Transaction. The Board and the Special Committee considered that the Offer could result in a taxable gain to the shareholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event.

   4. Increased Illiquidity. There has been relatively low trading volume of the publicly traded shares of the Company. As a result of the tender by the shareholders of their Shares, the trading volume may decrease further. Those shareholders who do not tender their Shares may suffer increased illiquidity and decreased market value, particularly if the Shares will no longer be quoted on the Nasdaq National Market and the Company seeks to terminate the registration of the Shares under the Exchange Act.

   5. Approval by the Unaffiliated Minority Shareholders Not Required. The Board and the Special Committee considered the fact that neither the Offer nor the Merger is structured to require the approval of the unaffiliated minority shareholders as a group.

   6. No Unaffiliated Representative. The Board and the Special Committee considered the fact that the Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated minority shareholders for purposes of negotiating the Merger Agreement, the Offer and the Merger and preparing a fairness report.

   The foregoing includes the material factors considered by the Board and the Special Committee. In view of its many considerations, the Board and the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board and the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Board and the Special Committee collectively determined that the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer and the Merger to the Company's unaffiliated minority shareholders, and therefore determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) Intent to Tender.

   Except as described in this paragraph, after reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends, subject to compliance with applicable law including
Section 16(b) of the Securities and Exchange Act of 1934, to tender to the Purchaser all Shares and those directors who are not Lufthansa Technik-designated directors support the Offer and the Merger for the above-mentioned reasons. There is no agreement with any of the executive officers or directors of the Company that obligates any of them to tender their Shares in the Offer.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

   The Company engaged Houlihan Lokey's services as financial advisor to the Special Committee. Under the engagement letter signed by Houlihan Lokey and on behalf of the Special Committee, the Company agreed to pay Houlihan Lokey: (a) a retainer of $100,000 payable upon signing of the engagement letter, (b) an additional $100,000 upon Houlihan Lokey's delivery of its written fairness opinion, and (c) reasonable out-of-pocket expenses associated with Houlihan Lokey's legal fees in connection with the transaction. All amounts payable to Houlihan Lokey are payable by the Company. The Company has also agreed to indemnify Houlihan Lokey against certain liabilities, including defense expenses, arising out of Houlihan Lokey's engagement.

   The Board authorized compensation to be paid to the members of the Special Committee. The Board authorized the Company to pay an initial special fee to Mr. McIntyre of $40,000 and to Messrs. Baird and Mendelson of $20,000 each, and to reimburse the members of the Special Committee for their reasonable out-of-pocket expenses incurred in serving on the Special Committee.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the

Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.  Interest in Securities of the Subject Company.

   Except as described in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated into this Statement by reference, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

   On February 25, 2002, Lufthansa Technik completed privately negotiated purchases of an aggregate of 715,530 shares of Common Stock of the Company. These purchases included a cash purchase of 426,600 shares of Common Stock from Royce & Associates, Inc., a cash purchase of 150,000 shares of Common Stock from Volksbanken-Kapitalanlageges m.b.H., and a cash purchase of 138,930 shares of Common Stock from David Lokken. Each purchase was for a price per share of $3.25. Lufthansa Technik is an affiliate of the Company. Mr. Lokken was an executive officer and director of the Company until January 16, 2002.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

  (a) Fairness Opinion by Independent Appraiser

   Under Section 1203 of the CGCL, when a tender offer is made to some or all of a corporation's shareholders by an "interested party," a written affirmative opinion of an independent appraiser on the fairness of the consideration must be delivered to the shareholders when the tender offer is first made to them. Lufthansa Technik's and the Purchaser's controlling interest in the Company qualify them as interested parties for purposes of Section 1203. The written fairness opinion of Houlihan Lokey, concluding that the Offer Price is fair, from a financial point of view, to the unaffiliated minority shareholders of the Company, is being sent to shareholders with this Statement, as attached Annex A hereto, to satisfy the requirements of Section 1203.

  (b) "Short-form" Merger.

   Under Section 1110 of the CGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, after taking into account the shares of Common Stock previously held by Lufthansa Technik or the Purchaser, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders is required under California law for a merger, which would take a significantly longer period of time to accomplish.

  (c) Appraisal Rights.

   Holders of the Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger if Lufthansa Technik proceeds with the Merger. Those rights, including the procedures shareholders must follow in order to effectively demand and perfect such rights, are summarized in Section 5 of the Offer to Purchase. The relevant provisions of the CGCL governing appraisal is attached to the Offer to Purchase as Schedule A.


  (d) Regulatory Approvals.

   United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

Item 9.  Exhibits.

   The following Exhibits are filed herewith:


Exhibit
  No.                                                Description
  ---                                                -----------

(a)(1)  Letter to shareholders of the Company, dated March 11, 2002 (incorporated by reference to the
        Schedule 14D-9 filed by the Company on March 11, 2002).


(a)(2)  The amended and restated Offer to Purchase, dated April 2, 2002 (incorporated by reference to Exhibit
        (a)(1) to Amendment No. 1 to the Schedule TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on April 2--, 2002).


(a)(3)  Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(4)  Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule
        TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(5)  Form of Notice of Conditional Exercise (incorporated by reference to Exhibit (a)(4) to the Schedule
        TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(6)  Form of Instructions for Conditional Exercise (incorporated by reference to Exhibit (a)(5) to the
        Schedule TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(7)  Memorandum to Eligible Option Holders (incorporated by reference to Exhibit (a)(6) to the Schedule
        TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(8)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
        (incorporated by reference to Exhibit (a)(7) to the Schedule TO-T/13E-3 of Lufthansa Technik and the
        Purchaser filed on March 11, 2000).


(a)(9)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees (incorporated by reference to Exhibit (a)(8) to the Schedule TO-T/13E-3 of Lufthansa
        Technik and the Purchaser filed on March 11, 2002).


(a)(10) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
        (incorporated by reference to Exhibit (a)(9) to the Schedule TO-T/13E-3 of Lufthansa Technik and the
        Purchaser filed on March 11, 2002).


Exhibit
  No.                                               Description
  ---                                               -----------

(a)(11) Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax
        Withholding on Form W-8BEN (incorporated by reference to Exhibit (a)(10) to the Schedule TO-
        T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(12) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated as of March 7, 2002
        (included as Annex A to this Amendment).*


(a)(13) Joint Press Release issued by Lufthansa Technik, the Purchaser and the Company on March 8, 2002
        (incorporated by reference to the Schedule 14D-9C filed by the Company on March 8, 2002).


(a)(14) Summary Advertisement, published March 11, 2002 (incorporated by reference to Exhibit (a)(12) to the
        Schedule TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(15) Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 7,
        2002.*

(e)(1)  Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Techink, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/13E-3 of Lufthansa
        Technik and the Purchaser filed on March 11, 2002).


(e)(2)  Agreement for Non-Use and Non-Disclosure of Confidential Information, dated as of March 4, 2002, between the Company and Lufthansa Technik (incorporated by reference to Exhibit (d)(2) to the
        Schedule TO-T/13E-3 of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(e)(3)  Excerpted portions of the Company's Annual Report on Form 10-K/A for the year ended December 31,
        2000 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 11, 2002).


(e)(4)  Excerpted portions of the Company's Definitive Proxy Statement on Schedule 14A, filed on
        September 4, 2001 (incorporated by reference to the Schedule 14D-9 filed by the Company on
        March 11, 2002).


(e)(5)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        March 31, 2001 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 11,
        2002).


(e)(6)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        June 30, 2001 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 11,
        2002).


(e)(7)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        September 30, 2001 (incorporated by reference to the Schedule 14D-9 filed by the Company on
        March 11, 2002).

--------

* Included with this Amendment.

                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HAWKER PACIFIC AEROSPACE


                                          By:  /s/  JAMES R. BENNETT

                                             -----------------------------------
                                          Name: James R. Bennett
                                          Title: Chief Financial Officer and
                                            Secretary


Dated: April 2, 2002

                                                                        ANNEX A
      [HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. LETTERHEAD]

March 7, 2002

Special Committee of the Board of Directors
Hawker Pacific Aerospace
11240 Sherman Way
Sun Valley, California 91352

Members of the Special Committee of the Board of Directors:

   We understand that Hawker Pacific Aerospace (the "Company") and Lufthansa Technik AG ("Lufthansa") propose to enter into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Lufthansa and LHT Acquisition Corporation, a wholly-owned subsidiary of Lufthansa (the "Purchaser"), pursuant to which Lufthansa and the Purchaser will commence a tender offer (the "Offer") to purchase all of the shares of the Company's common stock (the "Common Shares") that are issued and outstanding that Lufthansa does not already own at a price of $3.25 per Common Share (the "Offer Price"). We also understand that Lufthansa is the Company's largest shareholder and currently owns, as of the date hereof, approximately 73.1% of the issued and outstanding Common Shares. After completion of the Offer, the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will thereupon cease. The Company has formed a special committee of its Board of Directors (the "Committee") to evaluate the Offer and other related transactions contemplated by the Agreement (collectively, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

   You have requested our opinion (this "Opinion") as to whether the Offer Price is fair, from a financial point of view, to the holders of the Common Shares, other than Lufthansa. This Opinion does not address the Company's underlying business decision to effect the Transaction or whether the Offer Price represents the highest price obtainable. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed a draft copy of the Agreement;

    2. reviewed the Company's annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 1998, 1999, and 2000 and quarterly report on Form 10-Q for the three quarters ended September 30, 2001, and Company-prepared interim financial statements for the 12 month period ended December 31, 2001, which the Company's management has identified as being the most current financial statements available;

    3. reviewed letters from Nasdaq to the Company, dated August 28, 2001 and February 14, 2002, with regard to the potential delisting of the Common Shares from The Nasdaq National Market;

    4. reviewed forecasts and projections prepared by the Company's management on November 20, 2001 with respect to the Company for the years ending December 31, 2002 through 2004;

    5. met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's counsel to discuss certain matters;

Special Committee of the Board of Directors
Hawker Pacific Aerospace
March 7, 2002

    6. visited certain facilities and business offices of the Company;

    7. reviewed the historical market prices and trading volume for the Company's publicly-traded securities;

    8. reviewed certain publicly-available information relating to other historical transactions for the Company's securities;

    9. reviewed certain additional publicly-available financial data for certain companies that we deem comparable to the Company, and publicly-available prices and premiums paid in other transactions that we considered similar to the Transaction; and

   10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

   We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have also assumed, with your consent, that the final, executed form of the Agreement will not differ in any respect from the draft that we have examined and that Lufthansa, the Purchaser and the Company will comply with all the terms of the Agreement.

   We have not independently verified the accuracy and completeness of the information that was publicly available or furnished to us with respect to the Company and do not assume any responsibility with respect to it. We have not assessed the tax consequences of the Transaction to either the Company or its shareholders. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. This Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Subsequent developments may affect this Opinion but we are under no obligation to update this Opinion.

   It is understood that our advisory services with respect to the Transaction do not constitute a review or audit of any procedures with respect to any financial information and our advisory services should not be relied upon by any person to disclose weaknesses in internal controls or financial statement errors or irregularities.


   Furthermore, it is understood that this Opinion is addressed to the Committee in its evaluation of the Transaction and is effective only as of the date hereof. This Opinion is delivered to the Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and the terms of our engagement. Our obligations with respect to our advisory services and the delivery of this Opinion are solely corporate obligations and none of our directors, officers, employees, agents, shareholders or controlling persons shall be subjected to any personal liability whatsoever to any person nor will any such claim be asserted by or on behalf of the Company or its affiliates.


   We will receive a fee from the Company for our advisory services in rendering this Opinion, plus reasonable out-of-pocket expenses associated only with legal fees that we may incur. The full fee is due and payable upon our delivery of this Opinion. No portion of the fee is contingent upon the consummation of the Transaction or the conclusions reached in this Opinion.

Special Committee of the Board of Directors
Hawker Pacific Aerospace
March 7, 2002


   We hereby consent to a description of and the inclusion of the text of this Opinion in the Schedule 14D-9 and Schedule TO-T/13E-3 required to be filed by the Company and Lufthansa with the Securities and Exchange Commission in connection with the Transaction.


   This Opinion does not constitute a recommendation to any shareholder as to how such shareholder should act on any matter relating to the Transaction, including, without limitation, whether such shareholder should tender any Common Shares pursuant to the Offer.

   Based upon and subject to the foregoing and in reliance thereon, as of the date hereof, it is our opinion that the Offer Price is fair, from a financial point of view, to the holders of the Common Shares, other than Lufthansa.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.